April 28, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re: Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that China Mobile Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the Securities and Exchange Commission on April 28, 2020.

Respectfully submitted,

CHINA MOBILE LIMITED

By:	/s/ Yang Jie
Name: Yang Jie
Title:Executive Director and Chairman